U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
1.  Name and Address of Reporting Person:
 Kyu Hong Hwang, 2691 Richter Avenue, #124, Irvine, CA 92606
2.  Issuer Name and Ticker or Trading Symbol: Lexon Technologies, Inc. "LEXO"
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Statement for (Month/Day/Year): 1/06/03
5.  If Amendment, Date of Original (Month/Day/Year):
6.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person
TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 1/06/03
3. Transaction Code: P
4. Securities Acquired (A) or Disposed of (D):
               280,000 shares (A) at $0.25 per share
5. Amount of Securities Beneficially Owned Following Reported Transaction(s):
               2,560,000 shares
6. Ownership Form: Direct(D)or Indirect(I): (D)
7.  Nature of Indirect Beneficial Ownership: n/a
TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: n/a
2. Conversion or Exercise Price of Derivative Security: n/a
3. Transaction Date (Month/Day/Year): n/a
4. Transaction Code: n/a
5. Number of Derivative Securities Acquired (A) or Disposed of (D): n/a
6. Date Exercisable and Expiration Date (Month/Day/Year): n/a
7. Title and Amount of Underlying Securities: n/a
8. Price of Derivative Security: n/a
9. Number of Derivative Securities Beneficially Owned at End of Month: n/a
10. Ownership Form of Derivative Security, Direct (D) or Indirect (I): n/a
11.  Nature of Indirect Beneficial Ownership: n/a
Explanation of Responses:
Mr. Hwang purchased shares in a private placement directly from the company. Signature of Reporting Person: /S/ Kyu Hong Hwang
Date: 1/06/03